

Lizz Whitacre · 2nd

Founder/CEO at Pawlytics

Lincoln, Nebraska · 500+ connections · **Contact info**

 **Pawlytics**

 **University of Nebras
Lincoln**

Experience



Founder/CEO
Pawlytics
Sep 2017 – Present · 2 yrs 10 mos
Lincoln, Nebraska



Executive Director
Progressive Animal Welfare Rescue
Sep 2013 – Present · 6 yrs 10 mos



CEO
Family Pet Project
Jan 2016 – Jul 2019 · 3 yrs 7 mos

Treasurer
Revolution Rescue
Jan 2016 – Aug 2018 · 2 yrs 8 mos
Lincoln, Nebraska Area

Intern

Invest Nebraska Corporation
Jan 2018 – May 2018 · 5 mos

Show 4 more experiences ⌄

Education



University of Nebraska-Lincoln

Bachelor's degree, Entrepreneurship/Entrepreneurial Studies
2012 – 2017
Activities and Societies: Alpha Chi Omega sorority, Founder of the No Kill Advocacy Club.

Founder of the No Kill Advocacy Club. Winner of the 2015 Quick Pitch Competition.

Eden Prairie High School

High School Diploma
2008 – 2012
Activities and Societies: Tennis, volunteering.

Volunteer Experience



Volunteer Coordinator

Project Health International
Jun 2007 – Jun 2011 · 4 yrs 1 mo

Sorted glasses and conducted eye exams for suffering families in Vietnam.

Founder and Event Coordinator

Adopt + Shop Rescue Rally
Aug 2017 – Dec 2018 · 1 yr 5 mos
Animal Welfare

The Adopt + Shop Rescue Rally is a monthly community event put together by Lizz Whitacre and hosted by Gateway Mall. The event features 4 rescue groups each month and show off their adoptable dogs to the public!



